EXHIBIT 5
PUBLIC STORAGE, INC.
701 WESTERN AVENUE, SUITE 200
GLENDALE, CALIFORNIA 91201-2397
TEL: (818) 244-8080

August 28, 1998

By Telecopier and Federal Express

Daniel C. Staton
Chairman
Storage Trust Realty
312 Walnut Street, Suite 1151
Cincinnati, OH  45202

Dear Dan:

This responds to your August 24, 1998 letter. We are disappointed that your board has refused to waive the application of your "Ownership Limit" to allow Public Storage to acquire up to 9.99% of your shares. Open market purchases by Public Storage at the current market price would provide additional liquidity for your shareholders.

Since it appears that it will be difficult to reach an agreement on price, please be advised that our August 3, 1998 offer is withdrawn as of September 4, 1998, unless accepted by your board before that date.

We would appreciate the opportunity to participate in the process being set up by Merrill Lynch to evaluate proposals for your company. Depending on market conditions and other factors, we may or may not submit a bid in that process.

Please call me if you would like to discuss this matter.

Very truly yours,

 /S/ B. WAYNE HUGHES

B. Wayne Hughes
Chairman and CEO

cc:  Mr. Michael G. Burman
     CEO